Exhibit (a)(5)(xxi)

Wheeler Real Estate Investment Trust Announces Results

of Modified Dutch Auction Tender Offer

Virginia Beach, VA – March 15, 2021 - Wheeler Real Estate Investment Trust, Inc. (the “Company” or “Wheeler”) (NASDAQ: WHLR) announced today the results of its modified Dutch auction tender offer, which expired at 11:59 P.M., Eastern Standard Time, on Friday, March 12, 2021.

Based on the final count provided to the Company by Computershare, the depositary for the tender offer (the “Depositary”), a total of 1,467,162 shares of the Company’s Series D cumulative convertible preferred stock, no par value (each, a “Series D Share”) were properly tendered and not withdrawn.

Because the tender offer was oversubscribed, in accordance with the terms and conditions of this tender offer, the Company has accepted for purchase only a prorated portion of the Series D Shares tendered by each tendering shareholder who tendered Series D Shares (other than an “odd lot” holder whose Series D Shares tendered at a price as determined by the Company (the “Company Price”) will be purchased in full) at either a price point of $15.50 per Series D Share or agreed to tender Series D Shares at the Company Price (which in this case is $15.50). The Company has been informed by the Depositary that the proration factor for the tender offer was approximately 52%. Series D Shares tendered at price points above $15.50 per Series D Share will not be purchased. In accordance with the terms and conditions of the tender offer and based on the final count, the Company has accepted for purchase 387,097 Series D Shares at a purchase price of $15.50 per share, for an aggregate cost of $6,000,000, excluding fees and expenses relating to the tender offer.

The Company will pay for the Series D Share repurchases with available cash. The Depositary will promptly pay for all Series D Shares accepted for payment pursuant to the tender offer, and will return all Series D Shares tendered and not purchased in the tender offer.

The repurchased Series D Shares represent approximately 11% of the Series D Shares issued and outstanding as of March 11, 2021.

Compass Point Research & Trading, LLC acted as dealer manager for the tender offer, Equiniti Trust Company acted as information agent for the tender offer, and Computershare acted as the Depositary. Shareholders who have questions or would like additional information about the tender offer may contact the information agent, Equiniti Trust Company, toll-free at (833) 503-4130, and banks and brokers may call the dealer manager, Compass Point Research & Trading, LLC, at (202) 534-1381.

About Wheeler Real Estate Investment Trust, Inc.

Headquartered in Virginia Beach, VA, Wheeler Real Estate Investment Trust, Inc. is a fully integrated, self-managed commercial real estate investment trust (REIT) focused on owning and operating income-producing retail properties with a primary focus on grocery-anchored centers. Please visit: www.whlr.us.

Forward Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors.